UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,664,115 shares of common stock (see Item 5)
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER 5,664,115 shares of common stock (see Item 5)
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,664,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 13 (“Amendment No. 13”) to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016, Amendment No. 3 thereto filed on August 11, 2016, Amendment No. 4 thereto filed on August 23, 2016, Amendment No. 5 thereto filed on November 15, 2016, Amendment No. 6 thereto filed on January 17, 2017, Amendment No. 7 thereto filed on March 3, 2017, Amendment No. 8 thereto filed on March 31, 2017, Amendment No. 9 thereto filed on May 18, 2017, Amendment No. 10 thereto filed on June 7, 2017 and Amendment No. 11 thereto filed on November 3, 2017 and Amendment No. 12 thereto filed on March 21, 2018 (the “Schedule 13D”). This Amendment No. 13 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 5,664,115 Shares, representing an 8.57% interest in the Shares.
(b)	The Reporting Person has the power to vote or direct the vote and the power to dispose or direct the disposition of the 5,664,115 Shares it beneficially owns.
(c)	The following table lists each of the purchases and sales by the Reporting Person of Shares during the past 60 days.

Date of transaction	Type of transaction	Number of Shares	Price per Share (USD)
23 May 2018	Purchase	2,864,115	0.68
23 May 2018	Purchase	2,800,00	0.68

The following table lists each of the purchases and sales by the Reporting Person of contracts for differences in respect of the Shares during the past 60 days. Each of these CFDs were entered into with unrelated third parties and provided that the parties would exchange the difference in the value of the Shares at the time at which the contract was agreed and the time at which it was closed. As disclosed in the tables above and below, on May 23, 2018, all CFDs were closed down and the underlying Shares were transferred to the Reporting Person at a price of $0.68 per Share.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed (USD)
23 May 2018	Sale	2,864,115	0.68
23 May 2018	Sale	2,800,000	0.68

There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

(d)	Not known.
(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary